January 20, 2006

Max A. Webb, Esq., Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Residential Asset Securities Corporation, Form S-3 Relating to
         Mortgage Asset-Backed Pass-Through Certificates

Dear Mr. Webb:

On behalf of  Residential  Asset  Securities  Corporation  (the  "Depositor"),  we have caused to be filed with you electronically  under  EDGAR  the  above-referenced  Registration  Statement  on Form S-3 (the  "RASC  Registration
Statement").  The  Depositor  is filing the RASC  Registration  Statement  to  increase  the  amount of  registered securities it is authorized to offer.

Two courtesy  copies of the RASC  Registration  Statement in printed format are being  forwarded to your attention.
The versions of prospectus  supplement  and base  prospectus  contained in the courtesy  copies have been marked to indicate  changes from the  Depositor's  prior  registration  statement  on Form S-3  (Registration  Statement  No.
333-122688).

We have been  advised  that  payment of the filing  fee in the amount of $107 has been made to the  Securities  and
Exchange Commission (the "Commission") by the Depositor on January 20, 2006.

We believe that the RASC  Registration  Statement  complies in all respects with the requirements of Regulation AB.
In this regard,  please be advised that the sponsor under the RASC  Registration  Statement is Residential  Funding
Corporation.  Residential  Funding  Corporation  is also the sponsor under the  registration  statement  (the "RALI
Registration  Statement") of Residential  Accredit Loans,  Inc.  RASC was a  participant  in the  Commission's
Regulation  AB  pilot  program and we believe the common process with respect to the RALI Registration is now complete to the satisfaction of the Commission.  The  RALI  Registration  Statement  also contemplates  the  securitization of residential  mortgage  loans. We have made changes as appropriate to the RASC Registration Statement to conform to the RALI Registration Statement.

If you have any questions or require any additional  information  with respect to these  documents,  please contact me at (212) 506-5070.

Very truly yours,

/s/ Katharine I. Crost, Esq.

Katharine I. Crost, Esq.

cc:      Duane K. Beasley, Esq.

Enclosures